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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



Form CB

TENDER OFFER / RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 4)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:





07076166

- Securities Act Rule 801 (Rights Offering) ☐
- Securities Act Rule 802 (Exchange Offer) ☐
- Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐
- Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☑
- Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(7) ☒

Pulse Data Inc.

(Name of Subject Company)

Not applicable

(Translation of Subject Company's Name into English (if applicable))

Canada

(Jurisdiction of Subject Company's Incorporation or Organization)

6818862 Canada Inc.

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Douglas Cutts
President and Chief Executive Officer
Suite 2400,
639 - 5th Avenue S.W.
Calgary, Alberta T2P 6M9
(403) 237-5559

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 10, 2007

(Date Tender Offer / Rights Offering Commenced)

PART I
INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents have been delivered to holders of securities or published in the home jurisdiction of Pulse Data Inc. and are required to be disseminated to U.S. security holders or published in the United States:

- Press Release furnished by 6818862 Canada Inc. dated October 1, 2007, a copy of which is furnished as Exhibit I.(1).

(b) Not Applicable

Item 2. Informational Legends

Not Applicable

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not Applicable

(2) Not Applicable

(3) Not Applicable

PART III
CONSENT TO SERVICE OF PROCESS

6818862 Canada Inc. filed with the U.S. Securities and Exchange Commission on August 13, 2007 a written irrevocable consent and power of attorney on Form F-X.

2

PART IV
SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

6818862 CANADA INC.

By Marcia H. Kendrick
Name: Marcia H. Kendrick
Title: Secretary

Date: October 1, 2007

EXHIBIT INDEX

Exhibit	Description
I.(1)	Press Release furnished by 6818862 Canada Inc. dated October 1, 2007.


SEITEL

SEITEL PRESENTS BEST AND FINAL OFFER TO PULSE DATA SHAREHOLDERS

October 1, 2007 – Seitel, Inc. increased its offer for Pulse Data Inc. common shares to $3.30 in cash per share. This is Seitel's best and final offer and it will expire at 5:00 p.m. (Toronto time) on October 12, 2007.

Seitel recommends that Pulse Data shareholders seriously consider this premium all-cash offer for a number of reasons:

- The apparent failure of Pulse Data's auction process.
- The disappointing results of the highly-touted sale of Pulse Data's Terrapoint businesses.
- The entrenchment of Pulse Data's existing management demonstrated by its continued refusal to engage in substantive negotiations with Seitel.
- The fact that, in the face of significant economic uncertainty, and the corresponding impact on gas prices, Seitel is prepared to pay in cash a share price that exceeds any closing trading price ever achieved for Pulse Data shares.

Seitel believes it has presented a highly attractive cash offer to Pulse Data shareholders. Seitel is no longer attempting to join Pulse Data's purported "sale process", having seen no evidence that the Pulse Data board or management has any intention to seriously consider a sale of the company. Seitel's majority shareholder, ValueAct Capital, believes in each and every shareholder's fundamental right to decide for itself whether to accept a premium all-cash offer for its shares. Since Pulse Data's entrenched board has denied this opportunity to its shareholders, Seitel has chosen to make the offer directly to Pulse Data shareholders and put the decision-making power where it belongs -- in the shareholders' hands.

Where Shareholders can obtain more information

Pulse data shareholders that have any questions about how to tender their shares under the offer are asked to please contact Seitel's Information Agent, Innisfree M&A Incorporated at 1-888-750-5834 (English) or 1-877-825-8777 (French).

About Seitel

Seitel, Inc., a Delaware corporation, is a leading provider of seismic data to the oil and gas industry in North America. It owns an extensive library of proprietary onshore and offshore seismic data that it has accumulated since its inception in 1982 and that it licenses to a wide range of oil and gas companies. Seitel's seismic data library includes both onshore and offshore 3D and 2D data. The majority of its onshore seismic data covers sections of the U.S. Gulf Coast, including Eastern Texas, Southern Louisiana and Mississippi, as well as Western Canada, the Rocky Mountains and Northern Louisiana. Seitel also owns a library of offshore data covering parts of the shelf and certain deep-water areas in the Western and Central U.S. Gulf of Mexico and the waters off the coast of Eastern Canada. Seitel's customers range from small and mid-cap exploration and production companies and private prospecting individuals to large independent oil and gas companies and also include global oil and gas companies.

6818862 Canada Inc. is an indirect wholly-owned subsidiary of Seitel that was incorporated for purposes of acquiring the common shares of Pulse Data and for making the offer. The Offeror has not carried on any other business to date. The Offeror's registered office is located at 1900 Canada Place, 407 2nd Street SW, Calgary, Alberta T2P 2Y3.

Important Notice

This announcement does not constitute or form part of any offer to sell or invitation to purchase any securities or solicitation of an offer to buy any securities, pursuant to the offer or otherwise. This announcement is for information purposes and is not a substitute for the formal offer and take-over bid circular. Pulse Data shareholders are urged to read the Offer to Purchase and Circular, dated August 10, 2007, the Notice of Variation, dated August 22, 2007, the Notice of Extension, dated September 18, 2007 and the Notice of Variation and Extension, dated September 28, 2007 and any other materials relating to the offer because they contain important information. Copies of the circular and other materials relating to the offer can be obtained when they become available free of charge at the SEDAR website at www.sedar.com or from Innisfree M&A Incorporated at the numbers provided above.

Certain statements contained in this press release may contain forward-looking statements and are prospective. Words such as "anticipates", "expects", "intends", "plans", "forecasts", "projects", "budgets", "believes", "seeks", "estimates", "could", "might", "should", and similar expressions identify forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements of Seitel to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Seitel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

END